Exhibit 99.1

eLong Reports Third Quarter 2015 Unaudited Financial Results

BEIJING, November 18, 2015 /PRNewswire/ — eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2015.

Highlights

■	Accommodation reservation[1] room nights stayed in the third quarter increased 19% to 11.2 million room nights compared to 9.4 million in the prior year period.

■	Gross revenue earned from accommodation reservation (Non-GAAP)[2] reached RMB404 million, increasing 20% in the third quarter of 2015 compared to the same period in 2014. Accommodation reservation revenue (GAAP) was RMB298 million, increasing 10% year-on-year in the third quarter of 2015. Net commissions earned from accommodation reservation (Non-GAAP)[3] were RMB238 million, decreasing 11% year-on-year in the third quarter of 2015.

Accommodation Reservation Revenue, Gross Revenue and Net Commissions Earned From Accommodation Reservation
(IN THOUSANDS)

	2014 Q3	2015 Q2	2015 Q3
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	335,548	363,044	404,061
Cash rebates from the coupon program in our agency accommodation business	(65,726)	(140,676)	(92,194)
Portion of loss in our significantly-discounted merchant accommodation business	-	(23,471)	(13,830)
Accommodation reservation revenue (GAAP)	269,822	198,897	298,037
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	-	(46,598)	(59,050)
Net commissions earned from accommodation reservation (Non-GAAP)	269,822	152,299	238,987

■	Net revenues for the third quarter increased 2% to RMB307.2 million (US$48.3 million), compared to RMB301.5 million in the third quarter of 2014.

■	Mobile bookings comprised more than 75% of eLong brand room nights[4] in the third quarter, and cumulative downloads of eLong mobile apps reached approximately 390 million.

■	Domestic hotel coverage network expanded 94% to over 300,000 domestic hotels as of September 30, 2015, compared to 155,000 as of September 30, 2014.

1 “Accommodation reservation” mainly represents the reservation of hotels, guesthouses, apartments and other accommodation-related services. In our press releases regarding our financial results for periods before 2015, we used “hotel reservation” when referring to this same operational matrix. We believe that “accommodation” better describes the diversified lodging and accommodation services that we offer.

2 “Gross revenue earned from accommodation reservation (Non-GAAP)” is defined as accommodation reservation revenue (GAAP) plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant cash-back discounts in our merchant accommodation business that was recorded as contra revenue.

3 “Net commissions earned from accommodation reservation (Non-GAAP)” are defined as accommodation reservation revenue (GAAP) minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis.

4 “eLong brand room nights” excludes room nights from non-eLong brand distribution partners and resellers.

■	More than 65,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

“We continue to execute our mobile accommodation-focused strategy and our mobile lodging transactions have surpassed 180,000 per day on peak days. We are glad to see our top line in the third quarter is back to growth after the continuous declines in the previous three quarters. Facing a dynamic market in China, we will continue to invest in our mobile products, technology team and marketing campaign to achieve a solid room night growth rate,” said Hao Jiang, Chief Executive Officer of eLong.

Business Results

Total Revenues

Total revenues by product for the third quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

		%		%	Y/Y
	Q3 2015	Total	Q3 2014	Total	Growth
Accommodation reservation	298.0	92%	269.8	84%	10%
Transportation ticketing[5]	21.0	7%	26.6	8%	(21)%
Other	4.0	1%	27.1	8%	(85)%
Total revenues	323.0	100%	323.5	100%	0%

Net Revenues

Net revenues for the third quarter increased 2% to RMB307.2 million (US$48.3 million), compared to RMB301.5 million in the third quarter of 2014.

Accommodation Reservation

Accommodation reservation revenue increased 10% in the third quarter of 2015 compared to the same period in 2014, primarily due to higher volume, partially offset by lower revenue per room night. Room nights stayed in the third quarter increased 19% year-on-year to 11.2 million, and revenue per room night decreased due to the growth of our aggressive coupon program in our agency accommodation business, the significant cash-back discounts in our merchant accommodation business, and the lower commission rate room nights for which we recognize revenues on a net basis, partially offset by the growth of room night transactions for which we take inventory risk and recognize revenues on a gross basis. Accommodation reservation revenue comprised 92% of total revenues, compared to 84% in the prior year quarter.

Transportation Ticketing

Transportation tickets increased to 1.8 million in the third quarter, representing an increase of 62% compared to the prior year period, primarily due to the growth of train tickets. Transportation ticketing revenue decreased 21% in the third quarter, primarily due to a decrease in air commission revenue per ticket. The decline in air commission revenue per ticket was primarily due to the lowering by major Chinese airlines of the base air commission rate from 2% to 1% in February 2015 and then to 0% in June 2015. Transportation ticketing revenue decreased to 7% of our total revenues from 8% in the prior year quarter.

5 “Transportation ticketing” mainly represents the reservation of air tickets, train tickets, travel insurance, and other transportation-related services. Prior to 2015, we reported our revenues generated from the reservation of train tickets, travel insurance and other transportation-related services in the aggregate as “Other” revenues. We also no longer report “air ticketing” revenues separately from revenues from train tickets, travel insurance, and other transportation-related services in our consolidated statements of comprehensive (loss)/income, which we had done prior to 2015.

Other

Other revenues are primarily derived from advertising business. Other revenue decreased by 85% year-on-year in the third quarter of 2015, mainly driven by decreased advertising revenue as a result of our disposition of Nanjing Xici Information Technology Share Co., Ltd. in the first quarter of 2015. Other revenues decreased to 1% of total revenues in the third quarter from 8% in the prior year quarter.

Gross Margin

Gross margin in the third quarter of 2015 decreased to 54% from 70% in the prior year quarter. The decline in gross margin in the third quarter of 2015 was primarily due to lower revenue per room night and the growth of room night transactions for which we take inventory risk and recognize revenue on a gross basis.

Operating Expenses

Operating expenses for the third quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q3 2015	% of Net Revenue	Q3 2014	% of Net Revenue	Y/Y Growth
Service development	93.2	30%	73.7	25%	26%
Sales and marketing	224.0	73%	178.9	59%	25%
General and administrative	25.1	8%	37.4	12%	(33)%
Amortization of intangible assets	5.3	2%	1.5	-	261%
Total operating expenses	347.6	113%	291.5	96%	19%

Total operating expenses increased by 19% in the third quarter of 2015, compared to the prior year quarter. Operating expenses were 113% of net revenue in the third quarter of 2015, compared to 96% in the prior year quarter. Operating loss was RMB180.9 million in the third quarter of 2015, compared to operating loss of RMB79.5 million in the prior year quarter.

Service development expenses are expenses related to technology and our product offerings, including our mobile applications and websites, as well as our supplier relations function. In the third quarter of 2015, service development expenses increased by 26%, primarily due to increased headcount. Service development expenses increased to 30% of net revenues in the third quarter of 2015, compared to 25% in the third quarter of 2014.

Sales and marketing expenses for the third quarter of 2015 increased by 25% over the prior year quarter, driven by increased costs for new mobile customer acquisition, partially offset by decreased media and online marketing expenses. Sales and marketing expenses increased to 73% of net revenues in the third quarter of 2015 from 59% in the third quarter of 2014.

General and administrative expenses for the third quarter of 2015 decreased by 33% compared to the prior year quarter, driven by lower share-based compensation charges, partially offset by increased professional fees. General and administrative expenses decreased to 8% of net revenues in the third quarter of 2015 from 12% in the third quarter of 2014.

Other income was RMB22.9 million in the third quarter of 2015, compared to other income of RMB19.1 million in the third quarter of 2014.

Income tax expense for the third quarter of 2015 was RMB0.9 million, compared to income tax benefit of RMB4.9 million during the prior year quarter.

Net loss for the third quarter of 2015 was RMB156.3 million, compared to net loss of RMB58.3 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the third quarter of 2015 were each RMB4.22 (US$0.66), compared to both basic net loss per ADS and diluted net loss per ADS of RMB1.64 (US$0.26) in the prior year quarter.

As of September 30, 2015, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.4 billion (US$218 million), of which 86% was held in Renminbi and 14% was held in US dollars.

Recent Developments

On August 3, 2015, eLong announced that its Board of Directors (the “Board”) had received a preliminary non-binding “going-private” proposal letter (the “Transaction”) from Tencent Holdings Limited (“Tencent”).

On August 13, 2015, the Board formed a special committee (the “Special Committee”) consisting of three independent and disinterested directors, Ms. May Wu, Mr. Shengli Wang and Mr. Adam J. Zhao, to consider the “going-private” proposal letter. Ms. May Wu is the chair of the Special Committee. On August 20, 2015, the Special Committee retained Duff & Phelps (Duff & Phelps Securities, LLC and Duff & Phelps, LLC) as its financial advisor, and Kirkland & Ellis as its legal counsel, to assist it in this process.

On September 18, 2015, TCH Sapphire Limited, a wholly owned subsidiary of Tencent; C-Travel International Limited, a wholly-owned subsidiary of Ctrip.com International, Ltd.; and Ocean Imagination L.P. signed a Consortium Agreement to form a consortium (the “Consortium”) to undertake the Transaction.

The Board cautions our shareholders and others considering trading in our securities that no decisions have been made by the Special Committee with respect to the response to the Transaction. There can be no assurance that any definitive offer will be made by the Consortium, that any agreement will be executed with the Consortium or that the Transaction or any comparable transaction will be approved or consummated. eLong does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Ctrip’s large ownership interest in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its third quarter 2015 unaudited financial results on November 19, 2015 at 10:00 am Beijing time (November 18, 2015, 9:00 pm ET). The dial-in number is +1-866-297-1588 for U.S. participants; +852-3001-3842 for Hong Kong participants; and 86-400-810-4761 for participants in mainland China. International participants can dial +1-210-795-1143. Participant pass code: 5083685. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accomodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP); Ocean Imagination L.P.; and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2014	Jun. 30, 2015	Sep. 30, 2015	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2015
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Accommodation reservation*	269,822	198,897	298,037	46,894	728,727	687,184	108,123
Transportation ticketing**	26,604	24,636	20,956	3,297	97,227	70,669	11,119
Other	27,104	10,660	3,997	629	72,704	25,084	3,947
Total revenues	323,530	234,193	322,990	50,820	898,658	782,937	123,189
Business tax, VAT and surcharges	(22,036)	(15,661)	(15,775)	(2,482)	(58,680)	(45,269)	(7,123)
Net revenues	301,494	218,532	307,215	48,338	839,978	737,668	116,066
Cost of services	(89,445)	(134,322)	(140,517)	(22,109)	(227,155)	(425,502)	(66,949)
Gross profit	212,049	84,210	166,698	26,229	612,823	312,166	49,117

Operating expenses:
Service development	(73,726)	(135,521)	(93,163)	(14,658)	(191,217)	(321,340)	(50,560)
Sales and marketing	(178,866)	(165,094)	(224,015)	(35,248)	(464,032)	(556,329)	(87,535)
General and administrative	(37,454)	(155,458)	(25,082)	(3,946)	(107,420)	(228,893)	(36,014)
Amortization of intangible assets	(1,465)	(5,299)	(5,296)	(833)	(4,668)	(15,934)	(2,507)
Total operating expenses	(291,511)	(461,372)	(347,556)	(54,685)	(767,337)	(1,122,496)	(176,616)
Other operating income	-	-	-	-	30,000	-	-
Loss from operations	(79,462)	(377,162)	(180,858)	(28,456)	(124,514)	(810,330)	(127,499)

Other income/(expense):
Interest income	15,139	11,510	8,823	1,388	46,403	34,382	5,410
Government subsidy	2,684	9,425	8,544	1,344	14,279	19,308	3,038
Foreign exchange gains/(losses)	207	(988)	2,515	396	(3,267)	163	26
Gain from disposition of subsidiary	-	-	-	-	-	74,894	11,784
Other	1,035	82	3,024	476	1,919	485	76
Total other income	19,065	20,029	22,906	3,604	59,334	129,232	20,334
Loss before income tax (expense)/benefit	(60,397)	(357,133)	(157,952)	(24,852)	(65,180)	(681,098)	(107,165)
Income tax (expense)/benefit	4,915	(1,210)	(884)	(139)	3,443	(18,976)	(2,986)
Share of net loss in non-consolidated affiliates	(3,326)	(1,697)	(2,069)	(326)	(3,065)	(4,364)	(687)
Net loss	(58,808)	(360,040)	(160,905)	(25,317)	(64,802)	(704,438)	(110,838)
Net loss attributable to noncontrolling interests	502	3,681	4,595	723	2,590	11,062	1,741
Net loss attributable to eLong, Inc.	(58,306)	(356,359)	(156,310)	(24,594)	(62,212)	(693,376)	(109,097)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive loss	(58,306)	(356,359)	(156,310)	(24,594)	(62,212)	(693,376)	(109,097)

Basic net loss per share	(0.82)	(4.91)	(2.11)	(0.33)	(0.88)	(9.51)	(1.50)
Diluted net loss per share	(0.82)	(4.91)	(2.11)	(0.33)	(0.88)	(9.51)	(1.50)

Basic net loss per ADS(2)(3)	(1.64)	(9.82)	(4.22)	(0.66)	(1.76)	(19.02)	(3.00)
Diluted net loss per ADS(2)(3)	(1.64)	(9.82)	(4.22)	(0.66)	(1.76)	(19.02)	(3.00)

Shares used in computing net loss per share:
Basic	70,943	72,606	74,063	74,063	70,697	72,886	72,886
Diluted	70,943	72,606	74,063	74,063	70,697	72,886	72,886

Share-based compensation charges included in:	29,877	182,771	(1,730)	(273)	92,368	208,379	32,787
Cost of services	1,012	6,342	(1,867)	(294)	2,744	4,613	726
Service development	9,330	39,851	159	25	23,043	43,889	6,906
Sales and marketing	(2,611)	5,547	(1,746)	(275)	4,697	2,963	466
General and administrative	22,146	131,031	1,724	271	61,884	156,914	24,689

* Accommodation reservation revenues mainly represent revenues from the reservation of hotels, guesthouses, apartments and other accommodation-related services.

** Transportation ticketing revenues mainly represent revenues from the reservation of air tickets, train tickets, travel insurance, and other transportation-related services.

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.3556 on September 30, 2015 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

Note 4: Certain items in prior periods’ consolidated statements of comprehensive loss have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2014	Sep. 30, 2015	Sep. 30, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	504,890	598,439	94,159
Short-term investments	1,306,634	648,736	102,073
Restricted cash	123,937	136,646	21,500
Accounts receivable, net	295,632	355,066	55,867
Amounts due from related parties	52,021	69,086	10,870
Prepaid expenses	55,417	128,292	20,186
Deferred tax assets, current	304	-	-
Advance to suppliers	75,285	120,150	18,905
Other current assets	104,923	88,521	13,928
Total current assets	2,519,043	2,144,936	337,488
Property and equipment, net	112,356	106,452	16,749
Investment in non-consolidated affiliates	96,942	106,854	16,813
Goodwill	181,322	184,242	28,989
Intangible assets, net	84,749	70,600	11,108
Deferred tax assets, non-current	516	-	-
Other non-current assets	51,123	48,791	7,677
Total non-current assets	527,008	516,939	81,336
Total assets	3,046,051	2,661,875	418,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	442,489	650,063	102,281
Income taxes payable	13	2,117	333
Amounts due to related parties	127,910	6,442	1,014
Deferred revenue	47,544	63,016	9,915
Advances and deposits from customers	121,934	179,035	28,170
eCoupon program virtual cash liability	135,648	167,612	26,372
Accrued expenses and other current liabilities	292,310	261,552	41,153
Total current liabilities	1,167,848	1,329,837	209,238
Deferred tax liabilities, non-current	21,187	21,187	3,334
Other liabilities	44	2,464	388
Total non-current liabilities	21,231	23,651	3,722
Total liabilities	1,189,079	1,353,488	212,960

Shareholders’ equity
Ordinary shares	2,908	2,981	469
High-vote ordinary shares	2,691	2,691	423
Additional paid-in capital	2,397,868	2,562,019	403,112
Statutory reserves	3,665	3,593	565
Accumulated deficit	(626,810)	(1,326,203)	(208,666)
Total eLong, Inc. shareholders’ equity	1,780,322	1,245,081	195,903
Noncontrolling interest	76,650	63,306	9,961
Total shareholders’ equity	1,856,972	1,308,387	205,864
Total liabilities and shareholders’ equity	3,046,051	2,661,875	418,824

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net (loss)/income per ADS, diluted net (loss)/income per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Gross revenue earned from accommodation reservation and Net commissions earned from accommodation reservation. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net (loss)/income plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (8) losses (gains) from disposition of subsidiary; and (9) certain other items, including restructuring charges, impairment loss and disposition gains on equity method investments and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net (loss)/income, (loss)/income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2014 Q3	2015 Q2	2015 Q3
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss attributable to eLong, Inc.	(58,306)	(356,359)	(156,310)
Net loss attributable to noncontrolling interests	(502)	(3,681)	(4,595)
Interest income	(15,139)	(11,510)	(8,823)
Government subsidy	(2,684)	(9,425)	(8,544)
Income tax expense/(benefit)	(4,915)	1,210	884
Depreciation	10,665	13,138	13,267
Amortization of intangible assets	1,465	5,299	5,296
Share-based compensation charges	29,877	182,771	1,730
Foreign exchange (gains)/losses	(207)	988	(2,515)
Restructuring charges	-	3,556	-
Other	2,291	1,614	(955)
Adjusted EBITDA	(37,455)	(172,399)	(164,025)

Gross revenue earned from accommodation reservation is defined as accommodation reservation revenue plus (1) cash rebates to customers from the coupon program in our agency accommodation business that were recorded as contra revenue; and (2) the portion of the loss from significant cash-back discounts in our merchant accommodation business that was recorded as contra revenue. We believe gross revenue earned from accommodation reservation is a useful operating and financial metric to assess our performance before the impact of our promotion activities, including the coupon program and cash-back discounts.

Net commissions earned from accommodation reservation are defined as accommodation reservation revenue minus the excess of gross-up revenues over our commissions for accommodation reservation transactions, where we take inventory risk and accordingly recognize revenues on a gross basis. We believe net commissions earned from accommodation reservation is a useful operating and financial metric to assess our performance excluding the excess of revenues recognized on a gross basis over commissions earned from accommodation reservation, which allows us to provide investors more information as to the financial impact of our room night transactions for which we take inventory risk.

The presentation of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should not be construed as an indication that eLong’s future results will be unaffected by other activities we consider to be outside the ordinary course of our business. The use of gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation has certain limitations. The two terms are not defined under GAAP, and are not measures of revenues in accordance with GAAP.

Gross revenue earned from accommodation reservation and net commissions earned from accommodation reservation should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these two non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE Accommodation Reservation Revenue, Gross Revenue and Net Commissions Earned From Accommodation Reservation
(IN THOUSANDS)

	2014 Q3	2015 Q2	2015 Q3
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue earned from accommodation reservation (Non-GAAP)	335,548	363,044	404,061
Cash rebates from the coupon program in our agency accommodation business	(65,726)	(140,676)	(92,194)
Portion of loss in our significantly-discounted merchant accommodation business	-	(23,471)	(13,830)
Accommodation reservation revenue (GAAP)	269,822	198,897	298,037
The excess of gross-up revenues over commissions for inventory risk taking accommodation transactions	-	(46,598)	(59,050)
Net commissions earned from accommodation reservation (Non-GAAP)	269,822	152,299	238,987